Snow Lake Launches Kadmos Energy Services - Entering the Nuclear Power Sector
with a Bold Vision

Winnipeg, Manitoba, October 21, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, announces a major strategic expansion with the creation of Kadmos Energy Services LLC ("Kadmos"), a new U.S. based nuclear energy company dedicated to the design and deployment of small modular reactors ("SMRs"), with an initial focus on light water reactors.

Led by Dr. Youssef Ballout - a distinguished nuclear technology expert and recognized leader in reactor innovation - Kadmos positions Snow Lake at the forefront of the nuclear energy resurgence driving the global clean energy revolution. Drawing on decades of leadership advancing U.S. reactor programs, Dr. Ballout brings unmatched expertise in the design, testing, and deployment of advanced reactor systems.  His career spans teaching at the Virginia Military Institute, a 26-year tenure with the U.S. Naval Reactor Program supporting submarine, carrier, and spacecraft reactor design, and senior leadership at the Idaho National Laboratory, where he directed reactor systems design and analysis and oversaw next-generation test reactor initiatives.  This combination of technical depth, strategic vision, and proven leadership uniquely positions Dr. Ballout to lead Kadmos as Chief Executive Officer.

Highlights

  Kadmos Energy Services LLC launched to capitalize on the accelerating global demand for small modular reactor solutions
  Dr. Youssef Ballout appointed as founding CEO - a veteran reactor designer with decades of leadership in U.S nuclear programs
  Snow Lake to invest up to US$10M for a 49% ownership stake in Kadmos, securing a cornerstone position in next-generation nuclear energy
  Initial US$2M investment completed, enabling immediate commencement of engineering and reactor development programs

Strategic Expansion: From Uranium to Power Generation

The launch of Kadmos represents a transformational leap forward for Snow Lake - expanding from uranium exploration and development into nuclear power generation and technology development.  This strategic step advances Snow Lake's mission to become an integrated player across the entire nuclear value chain, from uranium mining to reactor deployment.

Kadmos' near-term focus is on delivering turnkey, modular, and rapidly deployable light water reactors to serve utilities, data centers, and industrial energy users - all of whom face surging electricity demands amid the global energy transition.  With nuclear energy now recognized as an essential enabler of energy security goals, Kadmos provides Snow Lake shareholders with direct leverage to one of the most scalable and investable clean energy themes of this decade.

Snow Lake's Investment in Kadmos

Snow Lake holds a 49% interest in Kadmos, and has agreed to invest up to US$10 million in Kadmos.  An initial investment of US$2 million was made on the creation of Kadmos, with the remaining US$8 million to be contributed over time in either cash or shares of Snow Lake at Snow Lake's sole option and absolute discretion.  The initial funding provided by Snow Lake will be used to initiate Kadmos' engineering and development activities.  In exchange for a 14.5% stake in Kadmos, Exodys Energy will contribute its technical expertise to drive early engineering efforts and shape an integrated front-end and back-end fuel strategy.  The remaining interest in Kadmos will be held amongst the Kadmos management group.

Kadmos CEO Remarks

"Our mission at Kadmos is clear and bold: to deliver turnkey, near-term deployable nuclear power plant solutions that are reliable, cost-competitive, and fully integrated with proven fuel and component supply chains," said Dr. Youssef Ballout, CEO of Kadmos.

"Throughout my career in nuclear reactor technology, I have bridged cutting-edge design with real-world deployment where there is no margin for error.  At Kadmos, we are bringing that same discipline and rigor to build nuclear power plants that meet the energy demands of utilities, data centers, and industrial customers-with the technical practicality, safety, and performance they require.

Our leadership team is unwavering in its commitment to deliver reactors of the highest technical quality and safety, engineered to provide predictable, long-term power solutions for critical infrastructure and commercial operations.

Kadmos will disclose additional details in the coming weeks, including key staffing appointments, strategic partnerships, and milestone achievements for its first reactor project."

Snow Lake CEO Remarks

"This is a pivotal moment for Snow Lake and our shareholders," said Frank Wheatley, CEO of Snow Lake. "By launching Kadmos together with Dr. Ballout, we are moving decisively up the nuclear value chain - from looking to supply U.S. mined uranium, to helping power the world with clean, dependable nuclear energy.

Dr. Ballout brings unmatched expertise from a long career with the Naval Nuclear Laboratory supporting the U.S. Nuclear Navy and the Idaho National Laboratory.  Kadmos is positioned to accelerate the development of practical, client-focused nuclear plants that can be delivered on schedule and at scale. By working with proven supply chain partners, Kadmos will bring credibility and execution to the next generation of nuclear power.

This is a powerful strategic and financial step forward for Snow Lake as we continue building a vertically integrated nuclear energy company."

Kadmos Aligns with U.S. Administration Policies on Nuclear Energy

Kadmos' strategy aligns with the U.S. Administration policies on expansion of U.S. nuclear energy capacity, by focusing on rapid deployment of modern reactors that leverage established reactor design know-how, supply chains and operational experience.  The U.S. Administration policies provide significant tailwinds to the U.S. nuclear industry through a series of executive orders designed to:

  Accelerate the deployment of nuclear energy in the U.S.
  Deploy advanced nuclear reactor technologies, including SMRs
  Quadruple nuclear energy in the U.S. by 2050
  Reinvigorate the nuclear industrial base, including uranium mining and enrichment

About Kadmos Energy Services

Kadmos Energy Services LLC is a next-generation nuclear power development company specializing in the design and deployment of small modular light water reactors.  Established in 2025, Kadmos is dedicated to delivering safe, reliable, and turnkey nuclear power plants leveraging proven fuel technology and robust, established supply chains.

About Exodys Energy

Exodys Energy is an advanced nuclear technology company focused on spent fuel recycling and reactor engineering solutions.  By leveraging its expertise in pyroprocessing, nuclear systems design, and regulatory strategy, Exodys supports partners across the nuclear sector in developing innovative, practical, and economically viable pathways for clean energy deployment.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on (NASDAQ: LITM), with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba and Namibia, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	info@snowlakelithium.com
fw@snowlakelithium.com